Filed by Zodiac Aerospace S.A.
This communication is filed pursuant to Rule 425
under the Securities Act of 1933, as amended.

Subject Company: Zodiac Aerospace S.A.
Commission File Number: 333-154066
Date: January 27, 2017

Note:  This filing consists of an extract of a presentation used during Zodiac Aerospace S.A.’s Annual General Meeting, held on January 19, 2017, during which the proposed transaction was presented.

 Zodiac Aerospace  Annual General Meeting, January 19, 2017Fiscal year 2015/2016

 PROJECT SAFRAN – ZODIAC AEROSPACE  Creating a new global leader in aerospace

 Zodiac and Safran: a strong complementarity  A strong complementarity in both operational and commercial activities Combination of 2 large French groups in order to create a global leader in aerospace with more than €21bn of revenues and 92,000 employees Products and commercial offers complementary to those of Safran A proven experience of Zodiac in emerging marketsA reinforced position to develop technologies in order to shape the future of aerospace Common ambitions in the more electrical aircraftA world-class supplier in the field of aircraft equipment and onboard systems, with a large installed base State-of-the-art solutions to improve comfort and wellbeing on board aircraft High technology systems, allowing to improve aircraft performance and flight safety Over 21,800 aircrafts equipped with Zodiac Aerospace products, over 1m seats in service around the world, and more than 1 out of 2 commercial aircraft built each year with Zodiac Aerospace’s galleys

 Execution of the contemplated operation  A TENDER OFFER on Zodiac Aerospace shares at a price of €29.47 per share A premium of 26.4% over Zodiac Aerospace’s closing price as of 18/01/17 A premium of 36.1% over Zodiac Aerospace’s 3-month VWAP Acceptance threshold of 50% of the share capital of Zodiac Aerospace The reference shareholders of Zodiac Aerospace undertake not to tender their shares in the tender offerA MERGER of Safran and Zodiac Aerospace Subject to both Zodiac Aerospace’s and Safran’s shareholders approval On the basis of 0.485 Safran share (ex-special dividend) per Zodiac Aerospace shareNEXT STEPS Safran’s Board of Directors unanimously approved the principle of the planned transaction Zodiac Aerospace’s Supervisory Board unanimously approved the principle of the planned transaction Both companies decided to submit this project to the employee representatives The finalization of the transaction would be subject to the approval of Safran’s and Zodiac Aerospace’s shareholders, relevant antitrust clearances, regulatory approvals and other customary conditions The completion of the tender offer is expected by the end of the 4th quarter 2017 and completion of the merger is expected early 2018
Execution of the contemplated operation A TENDER OFFER on Zodiac Aerospace shares at a price of €29.47 per share A premium of 26.4% over Zodiac Aerospace’s closing price as of 18/01/17 A premium of 36.1% over Zodiac Aerospace’s 3-month VWAP Acceptance threshold of 50% of the share capital of Zodiac Aerospace The reference shareholders of Zodiac Aerospace undertake not to tender their shares in the tender offer A MERGER of Safran and Zodiac Aerospace Subject to both Zodiac Aerospace’s and Safran’s shareholders approval On the basis of 0.485 Safran share (ex-special dividend) per Zodiac Aerospace share NEXT STEPS Safran’s Board of Directors unanimously approved the principle of the planned transaction Zodiac Aerospace’s Supervisory Board unanimously approved the principle of the planned transaction Both companies decided to submit this project to the employee representatives The finalization of the transaction would be subject to the approval of Safran’s and Zodiac Aerospace’s shareholders, relevant antitrust clearances, regulatory approvals and other customary conditions The completion of the tender offer is expected by the end of the 4th quarter 2017 and completion of the merger is expected early 2018

IMPORTANT ADDITIONAL INFORMATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
The tender offer and the merger are subject to consultation of the work’s council committees, execution of definitive documentation and obtaining of required regulatory and other customary authorisations. The tender offer and the merger would only be filed after such and other conditions have been fulfilled. These materials must not be published, released or distributed, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law.
It is intended that Safran and Zodiac Aerospace will file with the French Market Authority (“AMF”) a prospectus and other relevant documents with respect to the tender offer to be made in France, and with respect to the merger of Zodiac Aerospace into Safran. Pursuant to French regulations, the documentation with respect to the tender offer and the merger which, if filed, will state the terms and conditions of the tender offer and the merger will be subject to the review by the French Market Authority (AMF). Investors and shareholders in France are strongly advised to read, if and when they become available, the prospectus and related offer and merger materials regarding the tender offer and the merger referenced in this communication, as well as any amendments and supplements to those documents as they will contain important information regarding Safran, Zodiac Aerospace, the contemplated transactions and related matters

ADDITIONAL U.S. INFORMATION

Any securities to be issued under the transaction may be required to be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The transaction will be submitted to the shareholders of Zodiac Aerospace for their consideration. If registration with the U.S. Securities and Exchange Commission (the “SEC”) is required in connection with the transaction, Safran will prepare a prospectus for Zodiac Aerospace’s shareholders to be filed with the SEC, will mail the prospectus to Zodiac Aerospace’s shareholders and file other documents regarding the proposed transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when and if it becomes available, as well as other documents that may be filed with the SEC, because they will contain important information.  If registration with the SEC is required in connection with the transaction, shareholders of Zodiac Aerospace will be able to obtain free copies of the prospectus and other documents filed by Safran with the SEC at the SEC’s web site, http://www.sec.gov. Those documents, if filed, may also be obtained free of charge by contacting Safran Investor Relations at 2, Boulevard du Général Martial Valin 75724 Paris Cedex 15 – France or by calling (33) 1 40 60 80 80. Alternatively, if the requirements of Rule 802 under the Securities Act are satisfied, offers and sales made by Safran in the proposed business combination will be exempt from the provisions of Section 5 of the Securities Act and no registration statement will be filed with the SEC by Safran.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to Safran, Zodiac Aerospace and their combined businesses, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Safran, Zodiac Aerospace and their combined businesses, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Safran’s or Zodiac Aerospace’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the ability obtain the approval of the transaction by shareholders; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings and synergies; Safran’s or Zodiac Aerospace’s ability to successfully implement and complete its plans and strategies and to meet its targets; and the benefits from Safran’s or Zodiac Aerospace’s (and their combined businesses) plans and strategies being less than anticipated. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Safran and Zodiac Aerospace do not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.